Mail Stop 0306

February 8, 2005

Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager One, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed January 31, 2005
      File No. 333-118582

Dear Mr. Dufort:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the sale of securities to Cornell Capital Partners under the securities purchase agreement convertible debentures, the compensation debenture and the standby equity distribution agreement should be viewed together as a single transaction. We note that the securities purchase agreement and the standby equity distribution agreement were executed at nearly the same time with the same investor, and both appear to be for the purpose of providing financing for your company`s ongoing operations. Viewed as a single transaction, your filing of a registration statement at this time is not consistent with our guidance regarding private equity lines with registered resales. Refer to Section VIII of the Current Issues and
Rulemaking Projects, Quarterly Update (March 31, 2001), which is available in the Corporation Finance section of our website.

Please withdraw this registration statement, at least as it applies to the securities underlying the convertible debentures. Your withdrawal should occur before you begin to negotiate any modifications to the debentures or the standby equity distribution agreement in response to this comment or any of our other comments.
You may file a new registration statement after you have completed a transaction consistent with our guidance. The new registration statement should be consistent with the comments set forth below and the comments included in our prior letters, and should contain a complete description of the material terms of all modifications made to the debentures and/or the standby equity distribution agreement.
In addition, the anticipated material impact of any such modifications on your operations, financial results, liquidity and capital resources, or otherwise, must be reflected in the new registration statement. We may have further comment at that time.
2. We note your response to comment 1. However, we also note that the estimated costs of achieving the milestones set forth on page 35, particularly those related to the EFS-18 product, appear to have materially changed. Please supplementally advise why the total amount necessary to achieve the milestones for the EFS-18 product were reduced from $2.9 million in the previous amendment to $2.3 million in this amendment.

The Offering - Page 3
3. We note your response to comments 3 and 6. As noted in our prior comments, you must use the same assumptions and/or estimates regarding the anticipated conversion price of the convertible debentures throughout your document. For example, you currently appear to be assuming a conversion price of $1.25 per share for purposes of determining the beneficial ownership of your common stock while you also appear to be assuming a conversion price of $0.50 per share for purposes of determining the number of shares to be registered under the registration statement. Please revise throughout your filing as previously requested.

Risk Factors - Page 6
4. We note your response to prior comment 7. Please add a risk factor or expand an appropriate existing risk factor to discuss the apparently increased liquidity and going concern risks associated with your recent renegotiation of outstanding convertible debentures.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Louis Canant at (202) 942-1897 or Martin
James,
Senior Assistant Chief Accountant, at (202)942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 942-1927 or me at (202) 924-7924 with any other questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax): Philip E. Ruben, Esq.

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Sebastien Dufort
Voyager One, Inc.
February 8, 2005
Page 3